October 12, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Cecilia Blye, Chief Office of Global Security Risk
Jennifer Hardy, Special Counsel

Re:	GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36514

Ladies and Gentlemen:

GoPro, Inc. (“GoPro,” the “Company,” “we” or “us”), in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on September 30, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36514) filed with the Commission on February 29, 2016. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1.
You disclose that you have identified, and reported to federal agencies, possible firmware downloads for cameras to persons in embargoed countries and potential sanctions violations involving the provision of support services and firmware updates to persons in embargoed countries. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We refer the Staff to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-36514) filed with the Commission on February 20, 2015, in which we stated that the Company discovered potential export violations in 2014 involving GoPro HERO3 and HERO3+ camera registrations and possible firmware downloads to sanctioned countries.  GoPro self-reported these potential violations to the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC).

United States Securities and Exchange Commission
Division of Corporation Finance
October 12, 2016

By way of explanation, GoPro users may register their cameras on the Company’s website, www.gopro.com.  In order to register, users must supply their first name, last name, email address, country selection from a drop down menu, and a 15-digit serial number that is printed on the camera.  Once registered, users can download firmware for the camera at no charge.  Prior to June of 2014, GoPro did not keep records of downloads; therefore, we did not know if those who registered actually downloaded the firmware.  In an abundance of caution, we assumed that each registered user downloaded the firmware and we reported our assumption to OFAC that registered users may have downloaded the firmware.

As to Syria and Sudan, GoPro reviewed its database of 3,033,853 camera registrations for the HERO3 and HERO3+ cameras looking for instances in which the registered user either: (1) selected an embargoed country from the drop-down menu or (2) had an IP address associated with an embargoed country.  Out of 3,033,853 camera registrations, GoPro found 45 instances in which users either self-identified as being located in Sudan or had an IP address associated with Sudan, and 23 instances in which customers either self-identified as being located in Syria or had an IP address associated with Syria.  GoPro has not derived any revenue from the aforementioned camera registrations, and has since taken remedial measures to prevent potential export violations from occurring in the future, including implementation of IP address logging for downloads as well as blocking based on IP addresses.  We do not sell our cameras or any of our products directly into Syria or Sudan, nor are our distributors authorized to sell to Embargoed Countries.

Other than as specified above: (1) GoPro has no past, current or anticipated contacts with Syria or Sudan, whether through its affiliates, distributors, resellers or other direct or indirect arrangements, and (2) GoPro has not provided any product or services to Syria or Sudan, directly or indirectly, and has no agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan or, to our knowledge, entities they control.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We believe the previously described very limited contacts with Syria and Sudan with respect to the firmware downloads described in our above response do not constitute a material investment risk for our security holders, whether analyzed on a quantitative or qualitative basis. Moreover, as set forth above, GoPro has no other past, current or anticipated contacts with Syria or Sudan, whether through the Company’s affiliates, distributors, resellers or other direct or indirect arrangements, and has no revenues, assets or liabilities associated with those regions.

United States Securities and Exchange Commission
Division of Corporation Finance
October 12, 2016

3.	We are aware of recent news reports about ISIS members using GoPro products to shoot footage. Please address for us the potential for reputational harm from the reports.

We are very active in monitoring GoPro’s public image and the reputation of the Company and its products. To date, we are not aware of any adverse public reaction to the alleged use of GoPro cameras by ISIS members or any reputational harm to GoPro originating or resulting from these news reports, and do not believe that such reports constitute a material investment risk for our security holders. The risk factors disclosed in our Annual Report on Form 10-K address the importance of maintaining the Company’s reputation and brand, as well as potential risks related to use of our products, and we will continue updating our risk factors for specific uses of our products as we deem appropriate to convey this risk.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 436-4172.

Sincerely,

/s/ Brian McGee
Brian McGee
Chief Financial Officer

cc:	Sharon Zezima, General Counsel
GoPro, Inc.

Dawn Belt
Fenwick & West LLP